Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos.

333-277166 and 333-277166-01

PRICING TERM SHEET

August 6, 2025

American Water Capital Corp.

American Water Works Company, Inc.

$900,000,000 5.700% Senior Notes due 2055

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	5.700% Senior Notes due 2055

Size:	$900,000,000

Trade Date:	August 6, 2025

Settlement Date:	August 8, 2025 (T+2)*

Maturity Date:	September 1, 2055

Benchmark Treasury:	UST 4.625% due February 15, 2055

Benchmark Treasury Yield:	4.838%

Spread to Benchmark Treasury:	+90 bps

Yield to Maturity:	5.738%

Coupon:	5.700%

Price to Public:	99.453% of the principal amount

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2026

Redemption Provisions:

Make-whole call:	Treasury Rate +15 bps

Par call:	On or after March 1, 2055

CUSIP:	03040WBG9

ISIN:	US03040WBG96

Ratings(1):	Baa1 (stable outlook) / A (stable outlook) (Moody’s/S&P)

Joint Book-Running Managers:

U.S. Bancorp Investments, Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

BofA Securities, Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Sr. Co-Managers:	Huntington Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Siebert Williams Shank & Co., LLC

Jr. Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC Roberts & Ryan, Inc.

(1) Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated August 6, 2025.

*

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the second business day following the date of the prospectus supplement, or “T+2”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+1 basis, investors who wish to trade the notes prior to the first business day before delivery of the notes will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors of the notes who wish to trade the notes on any date prior to the first business day before delivery should consult their own advisors.

The Issuer and the Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll free at (877) 558-2607, J.P. Morgan Securities LLC collect at (212) 834-4533, or PNC Capital Markets LLC toll free at (855) 881-0697.